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                        May 24, 2023

       Craig Fraser
       President and Chief Executive Officer
       Windtree Therapeutics, Inc.
       2600 Kelly Road, Suite 100
       Warrington, Pennsylvania 18976

                                                        Re: Windtree
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 19, 2023
                                                            File No. 333-272095

       Dear Craig Fraser:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences
       cc:                                              Jennifer Porter, Esq.